

Mail Stop 4631

March 15, 2017

<u>Via Email</u>
Mr. Tim Makowski, Controller
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, Ohio 43026

> **Re:** **Advanced Drainage Systems, Inc.**
> **Form 10-K for the year ended March 31, 2016**
> **Filed September 15, 2016**
> **Form 10-K/A for the year ended March 31, 2016**
> **Filed January 10, 2017**
> **File No. 1-36557**

Dear Mr. Makowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Selling expenses, page 56</u>

1. In future filings please quantify the impact of individual factors which contribute to the change in your expenses. Further, we note that you experienced an increase in bad debt expense. Please tell us whether this was the result of one significant customer or a general deterioration of your receivables balance.

<u>General and administrative expenses, page 57</u>

2. We note you state that the increase in your general and administrative expenses was primarily the result of significant increases in professional fees for accounting, audit, tax, legal and other professional fees incurred in connection with the restatement of your previously filed financial statements as part of the preparation of your Fiscal 2015 Form

10-K/A. It does not appear that you filed an amended Form 10-K for the year ended March 31, 2015. Please explain this disclosure to us or otherwise revise in future filings.

Working Capital, page 63

3.   Your discussion of changes in working capital and operating cash flows is a recitation of information found on the balance sheet. Please revise future disclosures to provide a more complete discussion explaining why the components of working capital and operating cash flows changed from period to period.

Capital Expenditures, page 64

4.   Please revise future disclosures to identify and discuss the areas or product lines where you have made capital expenditures to increase capacity.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3273 or me at (202) 551-3768 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief
                                                Office of Manufacturing and
                                                Construction